Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and nine months ended March 31, 2019 and 2018

(In Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Comprehensive Income	2
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	7	Note 13	Convertible Debentures	26
Note 2	Significant Accounting Policies and Significant Judgments	7	Note 14	Loans and Borrowings	27
Note 3	Accounts Receivable	10	Note 15	Share Capital	28
Note 4	Strategic Investments	10	Note 16	Share-Based Compensation	29
Note 5	Marketable Securities and Derivatives	15	Note 17	Loss Per Share	30
Note 6	Investments in Associates and Joint Ventures	17	Note 18	Supplemental Cash Flow Information	30
Note 7	Biological Assets	17	Note 19	Commitments and Contingencies	31
Note 8	Inventory	18	Note 20	Segmented Information	32
Note 9	Property, Plant and Equipment	19	Note 21	Fair Value of Financial Instruments	33
Note 10	Business Combinations	20	Note 22	Financial Instruments Risk	34
Note 11	Non-Controlling Interests	24	Note 23	Subsequent Events	35
Note 12	Intangible Assets and Goodwill	25

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2019 and June 30, 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

	Notes	March 31, 2019	June 30, 2018
		$	$
Assets
Current
Cash and cash equivalents		346,662	75,795
Restricted cash		43,557	13,398
Short-term investments		1,243	990
Accounts receivable	3, 22(a)	71,260	15,096
Income taxes receivable		9,143	—
Marketable securities	5(a)	187,263	59,188
Biological assets	7	52,205	13,620
Inventory	8	82,702	29,595
Prepaids and other current assets		17,885	7,594
Assets held for distribution to owners		—	4,422
		811,920	219,698

Property, plant and equipment	9	627,149	246,352
Derivative assets	5(b)	102,009	124,942
Deposits		1,972	—
Investments in associates and joint ventures	6	129,852	334,442
Intangible assets	12	700,132	200,332
Goodwill	12	3,176,746	760,744
Total assets		5,549,780	1,886,510

Liabilities
Current
Accounts payable and accrued liabilities	22(b)	90,149	47,456
Income taxes payable		—	1,659
Deferred revenue		742	2,266
Convertible debentures	13	209,474	—
Loans and borrowings	14	11,280	2,451
Contingent consideration payable	21(b)	30,546	21,333
		342,191	75,165

Convertible debentures	13	285,733	191,528
Loans and borrowings	14	132,613	9,232
Derivative liability	13(c)	270,749	—
Deferred gain on derivatives		1,109	2,254
Deferred tax liability		124,084	55,405
Total liabilities		1,156,479	333,584

Shareholders’ equity
Share capital	15	4,650,338	1,466,433
Reserves		113,817	(5,285)
Accumulated other comprehensive loss		(93,095)	(533)
(Deficit) retained earnings		(283,578)	87,749
Total equity attributable to Aurora shareholders		4,387,482	1,548,364
Non-controlling interests	11	5,819	4,562
Total equity		4,393,301	1,552,926
Total liabilities and equity		5,549,780	1,886,510

Nature of Operations (Note 1)

Strategic Investments (Note 4)

Commitments and Contingencies (Note 19)

Subsequent Events (Note 23)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

1

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

		Three months ended March 31		Nine months ended March 31
	Notes	2019	2018	2019	2018
		$	$	$	$
Revenue from sale of goods		72,239	12,513	158,108	30,654
Revenue from provision of services		2,999	3,587	8,804	5,395
Gross revenue		75,238	16,100	166,912	36,049
Excise taxes		(10,093)	—	(17,915)	—
Net revenue		65,145	16,100	148,997	36,049

Cost of sales		28,914	6,827	68,676	14,736

Gross profit before fair value adjustments		36,231	9,273	80,321	21,313

Changes in fair value of inventory sold		17,407	4,164	48,968	10,751
Unrealized gain on changes in fair value of biological assets	7	(33,798)	(2,506)	(61,461)	(12,350)

Gross profit		52,622	7,615	92,814	22,912

Expense
General and administration		50,786	9,847	130,350	20,408
Sales and marketing		16,318	5,880	68,435	14,684
Acquisition costs		2,183	5,543	22,855	7,639
Research and development		3,516	477	8,753	756
Depreciation and amortization	9, 12	18,182	873	52,567	1,967
Share-based compensation	10(b)(e), 16(a)(b)	39,254	15,872	79,534	25,814
		130,239	38,492	362,494	71,268

Loss from operations		(77,617)	(30,877)	(269,680)	(48,356)

Other income (expense)
Interest and other income		1,926	868	2,804	2,223
Finance and other costs		(13,993)	(1,565)	(32,728)	(5,241)
Foreign exchange (loss) gain		(45)	(430)	47	(166)
Share of loss from investment in associates	6	(770)	(879)	(3,779)	(931)
Impairment of investment in associates	4, 6	—	—	(69,957)	—
Impairment of intangible assets and goodwill	12	(9,002)	—	(9,002)	—
Gain on loss of control of subsidiary	4(f)	—	—	398	—
Unrealized loss on changes in contingent consideration fair value	21(b)	(1,253)	—	(3,318)	—
Unrealized gains on marketable securities	5(a)	—	12,593	—	16,293
Unrealized gains (losses) on derivative investments	5(b)	32,948	(1,678)	21	28,862
Unrealized loss on derivative liability	13(c)	(101,521)	—	(101,521)	—
Gains on debt modification	14	206	—	1,980	—
Gain on deemed disposal of significant influence investment	4(e)	—	—	144,368	—
		(91,504)	8,909	(70,687)	41,040

Loss before taxes		(169,121)	(21,968)	(340,367)	(7,316)

Income tax recovery (expense)
Current		986	(736)	7,485	(774)
Deferred, net		7,940	1,909	37,226	(1,950)
		8,926	1,173	44,711	(2,724)

Net loss		(160,195)	(20,795)	(295,656)	(10,040)

Other comprehensive (loss) income
Deferred tax recovery (expense)		(10,819)	1,613	7,700	(118)
Unrealized gains (losses) on marketable securities	5(a)	81,160	(11,951)	(25,600)	874
Foreign currency translation (loss) gain		(3,937)	40	(4,191)	65
		66,404	(10,298)	(22,091)	821

Comprehensive loss		(93,791)	(31,093)	(317,747)	(9,219)

2

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

		Three months ended March 31		Nine months ended March 31
	Notes	2019	2018	2019	2018
		$	$	$	$
Net loss attributable to:
Aurora Cannabis Inc.		(158,354)	(19,215)	(290,644)	(7,933)
Non-controlling interests		(1,841)	(1,580)	(5,012)	(2,107)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(86,596)	(29,507)	(307,359)	(7,106)
Non-controlling interests		(7,195)	(1,586)	(10,388)	(2,113)

Net loss per share
Basic	17	($0.16)	($0.04)	($0.31)	($0.02)
Diluted	17	($0.16)	($0.04)	($0.31)	($0.02)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share- Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non- Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	15(b)(i)	430,360,110	3,049,871	75,490	27,111	—	—	102,601	—	—	—	—	—	—	3,152,472
Shares released for earn out payments		243,726	18,227	—	—	—	—	—	—	—	—	—	—	—	18,227
Conversion of notes		331,328	1,539	—	—	(469)	—	(469)	—	—	—	—	—	—	1,070
Deferred tax on convertible notes		—	—	—	—	425	—	425	—	—	—	—	—	—	425
Exercise of stock options	10(b), 16(a)	13,378,927	100,799	(58,923)	—	—	—	(58,923)	—	—	—	—	—	415	42,291
Exercise of warrants	15(c)	1,605,189	10,049	—	(1,554)	—	—	(1,554)	—	—	—	—	—	—	8,495
Exercise of compensation options		149	2	—	(1)	—	—	(1)	—	—	—	—	—	—	1
Exercise of RSUs	16(b)	692,188	1,966	(1,966)	—	—	—	(1,966)	—	—	—	—	—	—	—
Forfeited options	16(a)	—	—	(541)	—	—	—	(541)	—	—	—	—	541	—	—
Share-based compensation	10(b)(e), 16(a)(b)	—	—	71,133	8,401	—	—	79,534	—	—	—	—	—	—	79,534
Contribution from NCI	11	—	—	—	—	—	—	—	—	—	—	—	—	5,850	5,850
Change in ownership interests in subsidiaries	11	—	—	—	—	—	(4)	(4)	—	—	—	—	—	4	—
Australis Capital first tranche private placement proceeds		—	7,800	—	—	—	—	—	—	—	—	—	—	—	7,800
Australis Capital NCI reclass on loss of control		—	(6,348)	—	—	—	—	—	—	—	—	—	—	6,348	—
Spin-out of Australis Capital		—	—	—	—	—	—	—	—	—	—	—	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out		—	—	—	—	—	—	—	(76,873)	6,402	—	(70,471)	70,471	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(25,600)	7,700	(4,191)	(22,091)	(290,644)	(5,012)	(317,747)
Balance, March 31, 2019		1,014,724,748	4,650,338	123,528	34,264	41,748	(85,723)	113,817	(103,012)	14,047	(4,130)	(93,095)	(283,578)	5,819	4,393,301
(1)	As at March 31, 2019, there are 723,255 shares in escrow (June 30, 2018 - 2,822,512). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the nine months ended March 31, 2019, the Company released 2,099,257 escrowed common shares on achievement of the milestones (nine months ended March 31, 2018 - nil common shares).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

4

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

	Share Capital		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non- Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	366,549,244	221,447	7,591	3,420	9,734	—	20,745	6,077	(885)	(25)	5,167	(28,426)	—	218,933
Shares issued for acquisition	74,207,275	787,382	—	—	—	—	—	—	—	—	—	—	—	787,382
Warrants issued for acquisition	—	—	—	136	—	—	136	—	—	—	—	—	—	136
Shares issued for earn out payments	5,135,191	12,907	—	—	—	—	—	—	—	—	—	—	—	12,907
Shares issued for equity financings	25,000,000	75,000	—	—	—	—	—	—	—	—	—	—	—	75,000
Share issue costs	—	(6,643)	—	2,285	—	—	2,285	—	—	—	—	—	—	(4,358)
Conversion of notes	42,378,292	180,229	—	—	(27,048)	—	(27,048)	—	—	—	—	—	—	153,181
Equity component of convertible notes	—	—	—	—	52,500	—	52,500	—	—	—	—	—	—	52,500
Deferred tax on convertible notes	—	(1,923)	—	—	—	—	—	—	—	—	—	—	—	(1,923)
Exercise of stock options	4,016,424	9,373	(3,529)	—	—	—	(3,529)	—	—	—	—	—	259	6,103
Exercise of warrants	41,728,111	131,092	—	(3,092)	—	—	(3,092)	—	—	—	—	—	921	128,921
Exercise of compensation options/warrants	1,865,249	6,051	—	(1,854)	—	—	(1,854)	—	—	—	—	—	—	4,197
Exercise of restricted share units	127,128	1,209	(351)	—	—	—	(351)	—	—	—	—	—	—	858
Forfeited options	—	—	(438)	—	—	—	(438)	—	—	—	—	438	—	—
Share-based compensation	—	—	26,165	—	—	—	26,165	—	—	—	—	—	—	26,165
Non-controlling interest from acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	13,528	13,528
Change in ownership interests in subsidiaries	—	—	—	—	—	(75,646)	(75,646)	—	—	—	—	—	(1,891)	(77,537)
Comprehensive income (loss) for the period	—	—	—	—	—	—	—	874	(118)	70	826	(7,933)	(2,113)	(9,220)
Balance, March 31, 2018	561,006,914	1,416,124	29,438	895	35,186	(75,646)	(10,127)	6,951	(1,003)	45	5,993	(35,921)	10,704	1,386,773

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

	Notes	2019	2018
		$	$
Operating activities
Net loss for the period		(295,656)	(10,040)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(61,461)	(12,350)
Changes in fair value included in inventory sold		48,968	10,751
Depreciation of property, plant and equipment	9	35,501	1,941
Amortization of intangible assets	12	35,863	728
Share-based compensation	16	79,534	25,814
Share of loss from investment in associates	6	3,779	931
Unrealized gain (loss) on financial instruments	21	102,838	(45,155)
Unrealized loss on foreign exchange		299	—
Unrealized gain on deemed disposal of significant influence investment	4(e)	(144,368)	—
Gain on loss of control of subsidiary	4(f)	(398)	—
Impairment	6	78,959	—
Non-cash acquisition costs	10(c)	4,243	—
Accrued interest and accretion expense		22,126	5,035
Deferred tax expense		(37,226)	1,950
Other items		(62)	(383)
Changes in non-cash working capital	18	(60,579)	(15,768)
Net cash used in operating activities		(187,640)	(36,546)

Investing activities
Short-term investments		(250)	(179)
Marketable securities, derivatives and convertible debenture investments	5	(50,055)	(55,205)
Share subscriptions		—	(55,000)
Proceeds from disposal of marketable securities	5	46,663	—
Promissory notes receivable		—	(4,236)
Purchase of property, plant and equipment	9	(246,850)	(97,672)
Acquisition of businesses, net of cash acquired	10	117,091	(118,670)
Acquisition of assets, net of cash acquired		—	(377)
Contingent consideration payable		(1,608)	6,192
Deposits		(2,011)	(1,978)
Investments in associates	6	959	(105,086)
Net cash used in investing activities		(136,061)	(432,211)

Financing activities
Proceeds from long term loans		611,570	345,000
Repayment of long term loans		(19,142)	157
Repayment of short term loans		(175)	(252)
Financing fees		(21,226)	(11,873)
Shares issued for cash, net of share issue costs		50,783	208,683
Acquisition of non-controlling interest		—	(1,584)
Capital contribution from non-controlling interest		5,854	—
Net cash provided by financing activities		627,664	540,131
Effect of foreign exchange on cash and cash equivalents		(2,937)	(147)
Increase (decrease) in cash and cash equivalents		301,026	71,227
Cash and cash equivalents, beginning of year		89,193	159,796
Cash and cash equivalents, end of period		390,219	231,023

Supplemental Cash Flow Information (Note 18)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act of British Columbia on December 21, 2006. The Company’s shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the trading symbol “ACB”, and on the Frankfurt Stock Exchange ("FSE") under the trading symbol “21P”.

The Company's head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union ("EU") pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and
•	Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

Through recent acquisitions (Note 10), the Company has expanded its business to include research and development, and the production and sale of hemp related products.

Aurora does not engage in any federally illegal U.S. cannabis-related activities. While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”), AHL did not engage in any cannabis-related activities for the periods presented in which Aurora held an interest. AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out transaction completed on September 19, 2018 (Note 4(f)).

Note 2 Significant Accounting Policies and Significant Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards ("IFRS") in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2(d). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2018, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain items on the condensed consolidated interim statement of financial position and the condensed consolidated interim statement of comprehensive income to conform with current period’s presentation. Where these adjustments are material, they have been specifically highlighted and discussed in the relevant note disclosures below.

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries include entities over which Aurora has the authority or ability to exert power over the investee's financial and/or operating decisions, which in turn affect the Company's exposure or rights to the variable returns from the investee. Major subsidiaries acquired during the nine months ended March 31, 2019 over which the Company has control include:

Major subsidiaries	Percentage Ownership	Functional Currency
Anandia Laboratories Inc. (“Anandia”)	100%	Canadian Dollar
ICC Labs Inc. ("ICC")	100%	U.S. Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
UAB Agropro (“Agropro”)	100%	European Euro
UAB Borela (“Borela”)	100%	European Euro
Whistler Medical Marijuana Corporation ("Whistler")	100%	Canadian Dollar

7

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(c)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s condensed consolidated interim financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

Effective January 1, 2019, the Company changed the useful life over which depreciation expense is recorded on its purpose-built greenhouses from 10 years to 30 years using the straight-line method. The change in estimate has been applied prospectively and resulted in a $2.3 million decrease in depreciation expense of property, plant and equipment for the three and nine months ended March 31, 2019 . This change in estimate is based upon the revised estimated useful lives of such greenhouses. The effect of this change in estimate on future periods depends on the level of future capital expenditures and disposals made. Assuming no capital expenditures and disposals are made with respect to purpose-built greenhouses, depreciation of property, plant and equipment is expected to decrease by $2.2 million for the three month period ending June 30, 2019.

With the exception of the change in useful lives for purpose-built greenhouses (Note 9), the fair value of the Australis Capital shares and warrants (Note 4(f)) and the fair value of the Convertible Senior Notes due 2024 (Note 13(c)), there have been no other changes in Aurora's critical accounting estimates, significant judgments and assumptions during the nine months ended March 31, 2019.

(d)	New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the condensed consolidated interim statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income ("FVTOCI"), or (iii) at fair value through profit or loss ("FVTPL"). Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The change did not impact the carrying amounts of any of our financial assets and liabilities on the adoption date.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL
Derivative liability	FVTPL	FVTPL

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade accounts receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance for doubtful accounts ("AFDA") provision. Changes in the carrying amount of the AFDA provision are recognized in the statement of comprehensive income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

8

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(ii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated. The adoption of this new standard had no impact on the amounts recognized in its condensed consolidated interim financial statements.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The model features the following five-step contract-based analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligation(s) in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation(s) in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

In accordance with IFRS 15, revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale consumer-use is due within a specified time period as permitted by the underlying agreement and the Company's credit policy upon the transfer of goods to the customer. Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

Effective October 17, 2018, Canada Revenue Agency ("CRA") began levying an excise tax on the sale of medical and consumer cannabis products, which specifically includes the following classes of products: fresh cannabis, dried cannabis, cannabis oil, cannabis seeds and cannabis plants. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise tax payable is currently based on the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the interim consolidated statements of comprehensive loss, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. The timing of revenue recognition for service revenues is consistent with the Company's previous revenue recognition policy prior to the adoption of IFRS 15.

(e)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or not expected to have a significant impact have been excluded.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset's value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

9

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Management has begun to execute its implementation plan and has substantially completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is currently in progress. IFRS 16 is expected to result in materially higher non-current assets and non-current liabilities on the consolidated statement of financial position. Furthermore, under IFRS 16, lease expense will no longer be reflected as a “general and administration” expense on the consolidated statement of comprehensive loss. Instead, the depreciation of the right-of-use asset will be captured in the “depreciation and amortization” expense line and the accretion of the lease liability will be captured in the “finance and other costs” line.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing cash flows used in operating activities and increasing cash flows used within financing activities, as the principal component of lease payments currently reflected as an operating activity will be presented as a financing activity. The Company is currently considering adoption of IFRS 16 through the modified retrospective approach effective July 1, 2019.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

	March 31, 2019	June 30, 2018
	$	$
Trade receivables	53,509	8,634
Dividends receivable	-	828
GST recoverable	17,751	5,634
	71,260	15,096

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange. Cann Group is the first company in Australia to be licensed for the research and cultivation of medical cannabis for human use.

As of March 31, 2019, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2018 - 31,956,347), representing a 23% ownership interest. Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 6). During the nine months ended March 31, 2019, management finalized its estimate of the value of the Company's share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment.

Based on Cann Group’s closing stock price of A$2.30 on March 31, 2019, the 31,956,347 shares classified under investment in associates have a fair value of approximately $69.5 million (A$73.5 million). During the nine months ended March 31, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and determined that no impairment was required.

(b)	Alcanna Inc., formerly Liquor Stores N.A. Ltd. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX and its principal business activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna has launched cannabis retail stores in Alberta. Alcanna also has advanced plans to develop and launch cannabis retail stores in other Canadian jurisdictions where private retailing is permitted.

(i)	Common shares

As of March 31, 2019, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2018 - 9,200,000) representing a 25% ownership interest with a fair value of $51.7 million (June 30, 2018 - $84.1 million) based on the closing stock price of $5.62 (June 30, 2018 - $9.14). Given that the Company has significant influence over Alcanna, the investment is accounted for under the equity method (Note 6). During the nine months ended March 31, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $68.7 million which has been recognized through the statement of comprehensive loss (Note 6). During the nine months ended March 31, 2019, management finalized its estimate of the value of the Company's share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment.

10

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(ii)	Warrants

At March 31, 2019, the Company’s 11,880,000 warrants in Alcanna had a fair value of $0.4 million (June 30, 2018 - $2.4 million) resulting in a $0.3 million unrealized gain and a $2.0 million unrealized loss for the three and nine months ended March 31, 2019 (Note 5(b)), respectively. The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: share price of $5.62 (June 30, 2018 - $9.14); risk-free interest rate of 1.96% (June 30, 2018 - 2.12%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 68.54% (June 30, 2018 - 30.15%); and an expected life of 0.37 years (June 30, 2018 - 1.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.6 million.

(c)	CTT Pharmaceuticals Inc. (“CTT”)

CTT is an Ontario-based public company which is listed on the OTC under the symbol "CTTH". CTT is in the business of developing dose specific, fast dissolving oral thin film wafers that provide dose specific, smoke-free delivery of medical cannabis or other active ingredients.

As at March 31, 2019, the Company held 3,731,343 common shares and 20,779,972 warrants of CTT, which if converted and exercised, would increase the Company’s ownership interest to 35% on a fully diluted basis (Note 5(b) and 6).

Based on an assessment of existing and potential voting rights and other qualitative factors, the Company holds significant influence in CTT and accounts for its investment under the equity method. The background and history of our holdings is described below.

(i)	Common shares

Based on CTT’s closing stock price of US$0.33 on March 31, 2019, the 3,731,343 shares classified under investment in associates, represent an 8% ownership interest and have a fair value of $1.6 million (US$1.2 million). During the nine months ended March 31, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $1.3 million (Note 6).

(ii)	Convertible Debenture

At June 30, 2018, the Company held a $1.3 million (US$1.0 million) convertible debenture in CTT, convertible at the option of the Company at US$0.268 per share, as well as 20,779,972 share purchase warrants exercisable at US$0.35 per share expiring on May 20, 2021.

On August 20, 2018, the Company fully converted the US$1.0 million debenture into 3,731,343 common shares of CTT resulting in an approximate 8% ownership interest. On conversion, the carrying value of the debenture was adjusted from its June 30, 2018 fair value of $4.6 million to $3.4 million based on the quoted share price of US$0.70. This resulted in the recognition of a $1.2 million fair value loss on conversion and the $3.4 million fair value of the investment was reclassified from derivatives (Note 5(b)) into investment in associates (Note 6).

(iii)	Warrants

At March 31, 2019, the 20,779,972 warrants in CTT had a fair value of $1.0 million (Note 5(b)) (June 30, 2018 - $15.5 million) and the Company recognized an aggregate unrealized fair value loss of $1.3 million and $14.5 million for the three and nine months ended March 31, 2019, respectively. The fair value of the derivative was estimated using the Binomial model with the following weighted average assumptions: share price of US $0.33 (June 30, 2018 - US $0.89); risk-free interest rate of 2.38% (June 30, 2018 - 2.85%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 20% (June 30, 2018 - 20%); and an expected life of 2.14 years (June 30, 2018 - 2.89 years).

(d)	Capcium Inc. ("Capcium")

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

As of March 31, 2019, the Company held 8,828,662 shares (June 30, 2018 - 8,828,662) in Capcium representing a 20% ownership interest, as well as 4,883 convertible debentures. Based on an assessment of the Company’s existing voting rights and other qualitative factors, the Company determined that it holds significant influence in Capcium and has accounted for its investment under the equity method. Management continues to refine the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized no later than the period ending June 30, 2019.

During the nine months ended March 31, 2019, the Company purchased 4,883 convertible debentures for a total cost of $4.9 million. The debentures bear interest at 8% per annum and mature on September 5, 2020. The convertible debentures are convertible at the option of Aurora upon the occurrence of a Liquidity Event (as defined below) into units of Capcium at the lesser of (i) the price that is a 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80.0 million at the time of the Liquidity Event. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for 2 years from the completion of a Liquidity Event. A Liquidity Event is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

At March 31, 2019, the convertible debenture had a fair value of $7.2 million, which resulted in unrealized gains of $0.4 million and $2.3 million for the three and nine months ended March 31, 2019, respectively (Note 5(b)). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13; risk-free rate of 1.83%; dividend yield of 0%; stock price volatility of 55%; an expected life of 1.44 years; adjusted for a credit spread of 26% and a probability factor of 80% for the Liquidity Event. If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.2 million.

(e)	The Green Organic Dutchman Holdings Ltd. ("TGOD")

TGOD is an Ontario based licensed producer of cannabis in Canada. As at March 31, 2019, the Company held 28,833,334 shares (June 30, 2018 - 39,674,584) in TGOD with a fair value of $139.0 million (Note 5(a)) based on the closing stock price of $4.82. The background and history of our holdings is described below.

Upon closing of TGOD’s IPO on May 2, 2018, the Company received 39,674,584 common shares and 19,837,292 share purchase warrants and milestone options. Based on potential and existing voting rights as well as other qualitative factors, the Company concluded that it had significant influence in TGOD at that time. As a result, on May 2, 2018 the aggregate $133.2 million fair value of the common shares was reclassified from derivatives as subscription receipts to investment in associates (Note 6) and the TGOD share purchase warrants and milestone options were recognized as derivatives at fair value through profit or loss.

Of the 19,837,292 share purchase warrants, 16,666,667 subscription receipt warrants are exercisable into an equivalent number of common shares of TGOD at $3.00 per share expiring February 28, 2021, and 3,170,625 participation right warrants are exercisable into an equivalent number of common shares of TGOD at $7.00 per share expiring May 2, 2020. The Company also held milestone options which, upon TGOD’s achievement of the specified milestones, entitle the Company to increase its ownership interest in TGOD to over 50% and are exercisable at a 10% discount to the listed market price.

On September 27, 2018, due to the resignation of Aurora's Board representative from TGOD’s Board of Directors and other qualitative factors, the Company no longer held significant influence in TGOD. As a result, the $131.0 million carrying value of Aurora's equity investment was derecognized from investment in associates (Note 6) and reclassified to marketable securities (Note 5(a)) at its fair value of $275.3 million, calculated based on the September 27, 2018 quoted market price of $6.94. This resulted in the recognition of a $144.4 million fair value gain upon the reclassification to marketable securities.

During the three and nine months ended March 31, 2019, the Company sold 4,500,000 and10,841,250 common shares of TGOD for gross proceeds of $11.5 million and $47.4 million, respectively. As a result, the Company recognized realized losses of $0.3 million and $8.7 million during the three and nine months ended March 31, 2019, respectively.

At March 31, 2019, the $44.3 million (June 30, 2018 - $95.0 million) fair value of the 16,666,667 subscription receipt warrants and milestone options (Note 5(b)) was estimated using the Binomial model with the following weighted average assumptions: share price of $4.82 (June 30, 2018 - $6.47); risk-free interest rate of 1.88% (June 30, 2018 - 2.30%); dividend yield of 0%(June 30, 2018 - 0%); stock price volatility of 78.46% (June 30, 2018 - 60.00%); and an expected life of 1.77 years (June 30, 2018 - 2.52 years). At March 31, 2019, of the $44.3 million fair value, $44.3 million was attributed to the subscription receipt warrants and $0 (June 30, 2018 - $27.6 million) was attributed to the milestone options . During the three and nine months ended March 31, 2019, the Company recognized fair value gains of $29.5 million and fair value losses of $50.7 million, respectively for the subscription receipt warrants and milestone options. During the nine months ended March 31, 2019, Aurora's milestone options expired unexercised and resulted in a loss of $27.6 million (Note 5(b)).

At March 31, 2019, the $2.5 million (June 30, 2018 - $4.5 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $4.82 (June 30, 2018 - $6.47); risk-free interest rate of 1.87% (June 30, 2018 - 2.21%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 77.77% (June 30, 2018 - 60.00%); and an expected life of 1.09 years (June 30, 2018 - 1.84 years). In connection with the valuation of the participation right warrants, the Company recognized fair value gains of $1.9 million and fair value losses $2.0 million during the three and nine months ended March 31, 2019, respectively.

(f)	Australis Capital Inc. (“ACI”)

At June 30, 2018, ACI was a wholly-owned subsidiary of Aurora and Aurora held a 50% interest in AHL. During the three months ended September 30, 2018, the Company distributed the shares and warrants that it owned in ACI to the Company's shareholders through a spin-out transaction. As part of the spin-out, ACI completed a two-tranche private placement on July 5, 2018 and August 3, 2018, which resulted in reductions of Aurora's ownership interest in ACI to 47% and 24%, respectively.

Following the completion of the first private placement on July 5, 2018, Aurora no longer had the ability to exercise control over ACI and ACI was deconsolidated. The Company accounted for its remaining 26,802,364 ACI shares held as an investment in associate (Note 6) and the 26,802,364 ACI warrants held as derivatives (Note 5(b)). The shares had an estimated fair value of $5.4 million on July 5, 2018 based on the private placement subscription price of $0.20 per share and the warrants had a fair value of $0.7 million estimated using the Binomial model with the following assumptions: share price of $0.20; risk-free rate of 1.90%; volatility of 50.67%; dividend yield of 0%; and an expected life of 1.00 year. As a result of loss of control and deconsolidation, during the nine months ended March 31, 2019 the Company recognized a $0.4 million gain in the statement of comprehensive income.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Following the completion of the second private placement on August 3, 2018, Aurora no longer had ACI Board representation, no interchange of managerial personnel, and had received shareholder approval for the spin-out. As such, Aurora no longer held significant influence in ACI and the $5.4 million fair value (Note 6) of the 26,802,364 ACI shares were reclassified to marketable securities (Note 5(a)).

The Company also received 1,341,391 units in ACI in exchange for funding of $0.3 million of ACI’s transaction costs prior to the spin-out. Each unit consisted of one common share and one warrant exercisable at $0.25 per share for a period of one year. Upon receipt of these units, $0.23 million was allocated to the shares (Note 5(a)) and $0.04 million was allocated to the warrants (Note 5(b)).

On September 19, 2018, the Company held a total 28,143,755 shares and 28,143,755 warrants in ACI which were spun-out to shareholders and ACI became a separate publicly traded company. At the time of the spin-out, the shares and warrants had a fair value of $82.5 million (Note 5(a)) and $69.2 million (Note 5(b)), respectively, estimated based on ACI’s quoted closing market price on September 19, 2018 of $2.93 and $2.46, respectively. In accordance with IFRS, the Company was required to remeasure these interests to fair value and as a result, recognized an unrealized gain of $76.9 million in other comprehensive income on the shares (Note 5(a)), and an unrealized gain of $68.5 million in income on the warrants (Note 5(b)). As a result of the spin-out, the Company recognized a dividend of $151.7 million to retained earnings, which equated to the fair value of the ACI shares and warrants distributed to Aurora shareholders.

As part of the spin-out of ACI and pursuant to the June 14, 2018 Funding Agreement, the Company received the following restricted back-in right warrants in exchange for $0.5 million:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI on the date of first exercise, exercisable at the five-day VWAP of ACI’s shares and expiring September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are legal under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

As cannabis operations in the U.S. remain illegal under federal and certain state laws, the warrants remain un-exercisable at March 31, 2019. As such, the Company’s estimate of the fair value of the back-in right warrants has not changed materially from the $0.5 million (Note 5(b)) original cost of the investment.

(g)	Choom Holdings Inc. ("Choom")

Choom is an emerging consumer cannabis company that is developing retail networks across Canada.

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to a 9.9% ownership interest in licensed retailers. As a result, Aurora's ability to convert its convertible debentures and exercise its share purchase warrants is subject to this 9.9% ownership restriction.

At March 31, 2019, the convertible debenture had a fair value of $20.6 million resulting in an unrealized gain of $1.5 million and $0.7 million for the three and nine months ended March 31, 2019, respectively (Note 5(b)). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.66; credit spread of 8.41%; dividend yield of 0%; stock price volatility of 110% and an expected life of 3.59 years.

At March 31, 2019, the 96,464,248 share purchase warrants had a fair value of $0.1 million resulting in an insignificant unrealized losses for the three and nine months ended March 31, 2019 (Note 5(b)). The fair value of the warrants was estimated using the binomial tree model based on the following weighted average assumptions: share price of $0.66; risk-free interest rate of 1.94%; dividend yield of 0%; stock price volatility of 110%; and an expected life of 1.59 years.

As at March 31, 2019, the Company also held 9,859,155 shares in Choom, which have a fair value of $6.5 million based on the $0.66 closing stock price (Note 5(a)). During the three and nine months ended March 31, 2019, the Company recognized unrealized fair value gain of $2.3 million and an unrealized loss of $6.2 million, respectively (Note 5(a)).

13

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(h)	Investee-B

Investee-B is a private Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica. On July 2, 2018, the Company subscribed to a $13.4 million (US $10.0 million) convertible debenture in Investee-B. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora's option until July 2, 2023.

The Company also entered into an Investor Rights Agreement, under which Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of March 31, 2019, the convertible debenture had a fair value of $14.3 million (US$10.7 million)(Note 5(b)). The Company recognized unrealized losses of $0.1 million and $0.4 million for the three and nine months ended March 31, 2019, respectively (Note 5(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71; risk-free interest rate of 2.82%; dividend yield of 0%; stock price volatility of 32.70%; credit spread of 1.16% and an expected life of 4.26 years. If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.2 million. If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.4 million.

(i)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019, subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

At March 31, 2019, the convertible debenture had a fair value of $10.0 million. A nominal unrealized gain was recognized during the the three and nine months ended March 31, 2019. The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.50; risk-free rate of 5.96%; dividend yield of 0%; stock price volatility of 94% and an expected life of 1.70 years.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At March 31, 2019, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3	Total
Marketable securities designated at FVTOCI	Cann Group Note 4(a)	Canni-Med	Micron	Radient	TGOD Note 4(e)	ACI Note 4(f)	Choom Note 4(g)	Other immaterial investments
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	—	—	2,426	44,043	—	—	12,719	—	59,188
Additions (disposals)	—	—	—	—	—	228	—	1,000	1,228
Transfer from investment in associates	—	—	—	—	275,342	5,360	—	—	280,702
Unrealized gains (losses) on changes in fair value	—	—	(44)	1,130	10,712	76,873	(1,085)	—	87,586
Spin-out	—	—	—	—	—	(82,461)	—	—	(82,461)
Balance, September 30, 2018	—	—	2,382	45,173	286,054	—	11,634	1,000	346,243
Additions (disposals)	—	—			(35,593)		—	471	(35,122)
Unrealized gains (losses) on changes in fair value	—	—	(1,124)	(17,318)	(168,461)		(7,443)	13	(194,333)
Balance, December 31, 2018	—	—	1,258	27,855	82,000	—	4,191	1,484	116,788
Additions (disposals)	—	—	—	—	(11,070)	—	—	385	(10,685)
Unrealized gains (losses) on changes in fair value	—	—	265	10,540	68,047	—	2,317	(9)	81,160
Balance, March 31, 2019	—	—	1,523	38,395	138,977	—	6,508	1,860	187,263

Unrealized gains (losses) on marketable securities
Three months ended March 31, 2018
Inception gains amortized	—	—	2,170	—	—	—	—	—	2,170
Unrealized gain upon acquisition of control	—	10,423	—	—	—	—	—	—	10,423
OCI unrealized gains (losses)	—	24	—	(11,975)	—	—	—	—	(11,951)

Nine months ended March 31, 2018
Inception gains amortized	—	—	2,170	3,700	—	—	—	—	5,870
Unrealized gain upon acquisition of control	—	10,423	—	—	—	—	—	—	10,423
OCI unrealized gains (losses)	(7,021)	—	—	7,895	—	—	—	—	874

Three months ended March 31, 2019
OCI unrealized gains (losses)	—	—	265	10,540	68,047	—	2,317	(9)	81,160

Nine months ended March 31, 2019
OCI unrealized gains (losses)	—	—	(903)	(5,648)	(89,702)	76,873	(6,211)	(9)	(25,600)

15

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At March 31, 2019, the Company held the following derivative investments and convertible debentures:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 3	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2	Total
Derivatives and Convertible Debentures at FVTPL	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste
			Note 4(b)	Note 4(c)	Note 4(d)	Note 4(e)	Note 4(f)	Note 4(g)	Note 4(h)	Note 4(i)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	1,028	1,412	2,400	20,140	—	99,471	—	—	—	—	491	124,942
Additions	—	—	—	—	4,600	—	541	—	13,403	—	—	18,544
Transfer on loss of control of subsidiary	—	—	—	—	—	—	679	—	—	—	—	679
Unrealized gains (losses) on changes in fair value	(138)	(69)	3,355	13,575	1,561	(196)	68,514	—	(464)	—	422	86,560
Foreign exchange	—	—	—	—	—	—	—	—	600	—	—	600
Transfer to investment in associates (Note 6)	—	—	—	(3,413)	—	—	—	—	—	—	—	(3,413)
Spin-out	—	—	—	—	—	—	(69,234)	—	—	—	—	(69,234)
Balance, September 30, 2018	890	1,343	5,755	30,302	6,161	99,275	500	—	13,539	—	913	158,678
Additions	—	—	—	—	283	—	—	20,000	—	10,000	—	30,283
Unrealized gains (losses) on changes in fair value	(648)	(1,044)	(5,651)	(28,014)	353	(83,853)	—	(806)	118	—	(712)	(120,257)
Foreign exchange	—	—	—	—	—	—	—	—	733	—	—	733
Balance, December 31, 2018	242	299	104	2,288	6,797	15,422	500	19,194	14,390	10,000	201	69,437
Unrealized gains (losses) on changes in fair value	92	382	293	(1,257)	379	31,359	—	1,477	(98)	—	(55)	32,572
Foreign exchange	—	—	—	—	—	—	—	—		—	—	—
Balance, March 31, 2019	334	681	397	1,031	7,176	46,781	500	20,671	14,292	10,000	146	102,009

Unrealized gains (losses) on derivatives
Three months ended March 31, 2018
Inception gains amortized	—	32	—	—	—	—	—	—	—	—	—	32
Unrealized gains (losses) on changes in fair value	—	(1,710)	—	—	—	—	—	—	—	—	—	(1,710)
	—	(1,678)	—	—	—	—	—	—	—	—	—	(1,678)

Nine months ended March 31, 2018
Inception gains amortized	—	10,620	—	—	—	—	—	—	—	—	—	10,620
Unrealized gains (losses) on changes in fair value	—	18,242	—	—	—	—	—	—	—	—	—	18,242
	—	28,862	—	—	—	—	—	—	—	—	—	28,862

Three months ended March 31, 2019
Inception gains amortized	150	226	—	—	—	—	—	—	—	—	—	376
Unrealized gains (losses) on changes in fair value	92	382	293	(1,257)	379	31,359	—	1,477	(98)	—	(55)	32,572
	242	608	293	(1,257)	379	31,359	—	1,477	(98)	—	(55)	32,948

Nine months ended March 31, 2019
Inception gains amortized	456	690	—	—	—	—	—	—	—	—	—	1,146
Unrealized gains (losses) on changes in fair value	(694)	(731)	(2,003)	(15,696)	2,293	(52,690)	68,514	671	(444)	—	(345)	(1,125)
	(238)	(41)	(2,003)	(15,696)	2,293	(52,690)	68,514	671	(444)	—	(345)	21

16

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group Note 4(a)	Alcanna Note 4(b)	CTT Note 4(c)	Capcium Note 4(d)	TGOD Note 4(e)	ACI Note 4(f)	10647594 Canada	Total
	$	$	$	$	$	$	$	$
Balance, June 30, 2018	81,183	109,577	—	11,256	132,292	—	134	334,442
Additions	—	—	3,413	3	—	5,360	—	8,776
Dividend income	—	(828)	—	—	—	—	—	(828)
Disposition / reclassification	—	—	—	—	(130,974)	(5,360)	(134)	(136,468)
Share of net (losses) income (i)	(517)	(1,320)	(169)	315	(1,318)	—	—	(3,009)
Impairment	—	(68,696)	(1,261)	—	—	—	—	(69,957)
OCI FX loss	(979)	—	—	—	—	—	—	(979)
Balance, December 31, 2018	79,687	38,733	1,983	11,574	—	—	—	131,977
Share of net losses (i)	(486)	(39)	(38)	(207)	—	—	—	(770)
OCI FX losses	(1,314)	—	(41)	—	—	—	—	(1,355)
Balance, March 31, 2019	77,887	38,694	1,904	11,367	—	—	—	129,852
(i)	Represents an estimate of the Company's share of net (loss) income based on the latest publicly available information of the investee.

Note 7 Biological Assets

The Company’s biological assets consist of cannabis plants from inception to the point of harvest. The changes in the carrying value of biological assets for the period are as follows:

$
Balance, June 30, 2018	13,620
Production costs capitalized	25,855
Biological assets acquired through business combinations (Note 10)	9,088
Changes in fair value less cost to sell due to biological transformation	61,461
Transferred to inventory upon harvest	(57,819)
Balance, March 31, 2019	52,205

As of March 31, 2019, the weighted average fair value less cost to complete and cost to sell was $2.8 per gram (June 30, 2018 - $6.46 per gram). The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Calculation method	Inter-relationship between unobservable inputs and fair value - the estimated fair value would increase (decrease) if:
Selling price per gram	Based on average selling prices for the period for all strains of cannabis sold by the Company, which is expected to approximate future selling prices.	The selling price per gram were higher (lower).
Attrition rate	Based on the weighted average number of plants culled at each stage of production	The attrition rate was lower (higher).
Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	The average yield per plant was higher (lower).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	The standard cost per gram to complete production was lower (higher).
Cumulative stage of completion in the production process	Based on a weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	The number of days in production was higher (lower).

17

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Range of inputs			Effect on fair value
Significant inputs & assumptions	Mar 31, 2019	Jun 30, 2018	Sensitivity	Mar 31, 2019	Jun 30, 2018
Selling price per gram	$6.13	$7.25 to $8.96	Increase or decrease of $1.00 per gram	$16,085	$1,763
Average yield per plant	26 to 59 grams	20 to 51 grams	Increase or decrease by 5 grams per plant	$8,956	$1,999

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value gains or losses on biological assets in future periods.

During the three and nine months ended March 31, 2019, the Company’s biological assets produced 15,589,768 and 28,408,254 grams of dried cannabis, respectively (three and nine months ended March 31, 2018 - 1,173,827 and 3,387,671 grams). As of March 31, 2019, it is expected that the Company’s biological assets will yield approximately 34,494,723 grams (June 30, 2018 - 3,794,770 grams) of cannabis when harvested.

Note 8 Inventory

The following is a breakdown of inventory at March 31, 2019:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	22,190	22,764	44,954
Finished goods	7,570	5,717	13,287
	29,760	28,481	58,241
Cannabis oils
Work-in-process	1,233	536	1,769
Finished goods	3,011	1,393	4,404
	4,244	1,929	6,173
Capsules
Work-in-process	375	88	463
Finished goods	826	115	941
	1,201	203	1,404
Hemp products
Raw materials	4,244	—	4,244
Work-in-process	1,812	—	1,812
Finished goods	1,889	—	1,889
	7,945	—	7,945
Merchandise and other
Raw materials	504	—	504
Work-in-process	262	—	262
Finished goods	4,464	—	4,464
	5,230	—	5,230

Accessories, supplies and consumables	3,709	—	3,709

Balance, March 31, 2019	52,089	30,613	82,702

18

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory at June 30, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	2,215	6,337	8,552
Finished goods	5,637	7,742	13,379
	7,852	14,079	21,931
Cannabis oils
Work-in-process	550	782	1,332
Finished goods	1,099	1,364	2,463
	1,649	2,146	3,795
Capsules
Finished goods	166	90	256

Indoor cultivation systems and hemp seed food products
Raw materials	1,160	—	1,160
Work-in-process	701	—	701
Finished goods	323	—	323
	2,184	—	2,184

Accessories, supplies and consumables	1,429	—	1,429

Balance, June 30, 2018	13,280	16,315	29,595

During the three and nine months ended March 31, 2019, inventory expensed to cost of goods sold was $46.3 million and $117.6 million (three and nine months ended March 31, 2018 - $11.0 million and $25.5 million) respectively, which included $17.4 million and $49.0 million (three and nine months ended March 31, 2018- $4.2 million and $10.8 million) of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Note 9 Property, Plant and Equipment

	March 31, 2019			June 30, 2018
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	37,969	—	37,969	—	—	—
Buildings & Improvements	436,895	(19,933)	416,962	79,085	(3,324)	75,761
Construction in progress	83,430	—	83,430	146,547	—	146,547
Computer software & equipment (1)	14,815	(3,547)	11,268	4,078	(584)	3,494
Furniture & fixtures	10,178	(2,396)	7,782	3,477	(349)	3,128
Production & other equipment	83,501	(15,702)	67,799	19,222	(2,450)	16,772
Finance lease equipment	2,125	(186)	1,939	791	(141)	650
Total	668,913	(41,764)	627,149	253,200	(6,848)	246,352

The following table summarizes the changes in the net book values of property, plant and equipment for the respective periods:

	June 30, 2018	March 31, 2019
	Net book value	Additions	Additions from business combinations	Depreciation	Other (2)	Foreign currency translation	Net book value
Land	—	19,103	18,843	—	—	23	37,969
Buildings & Improvements	75,761	109,253	97,477	(16,617)	151,010	78	416,962
Construction in progress	146,547	53,859	34,236	—	(151,010)	(202)	83,430
Computer software & equipment	3,494	17,317	5,204	(3,356)	(11,391)	—	11,268
Furniture & fixtures	3,128	2,913	3,805	(2,048)	—	(16)	7,782
Production & other equipment	16,772	50,576	14,331	(13,310)	(545)	(25)	67,799
Finance lease equipment	650	1,025	607	(170)	(173)	—	1,939
Total	246,352	254,046	174,503	(35,501)	(12,109)	(142)	627,149
(1)	As at March 31, 2019, capitalized ERP costs with a net book value of $11.3 million were reclassified in accordance with IAS 38 - Intangible Assets from computer software & equipment in property, plant and equipment to intangible assets (Note 12).
(2)	Includes disposals, reclassifications and other adjustments.

During the three and nine months ended March 31, 2019, $6.9 million and $8.4 million (three and nine months ended March 31, 2018 - $1.4 million and $4.0 million) of borrowing costs were capitalized to construction in progress at a weighted average interest rate of 15% and 14% (three and nine months ended March 31, 2018 - 20% and 20%).

19

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 10 Business Combinations

Acquisitions completed during the nine months ended March 31, 2019	MedReleaf (a)	Anandia (b)	Agropro / Borela (c)	ICC (d)	Whistler (e)	Other	Total
	$	$	$	$	$	$	$
Total consideration
Cash paid	—	—	8,302	—	—	—	8,302
Common shares issued	2,568,634	78,588	1,411	255,237	130,839	1,078	3,035,787
Share purchase warrants issued	—	19,565	—	—	—	—	19,565
Replacement share-based awards	75,373	—	—	7,664	—	—	83,037
Contingent consideration	—	—	—	—	24,395	233	24,628
Loan settlement	—	—	3,176	—	2,867	—	6,043
	2,644,007	98,153	12,889	262,901	158,101	1,311	3,177,362

Net identifiable assets acquired (liabilities assumed)
Cash	113,713	12,127	41	5,155	400	—	131,436
Accounts receivables	11,891	783	2,099	2,856	408	—	18,037
Income taxes receivable	8,078	—	—	149	—	—	8,227
Marketable securities	—	—	—	471	385	—	856
Biological assets	7,154	—	—	135	1,799	—	9,088
Inventories	32,626	33	2,226	762	2,641	—	38,288
Prepaid expenses and deposits	6,344	310	168	—	79	—	6,901
Property, plant and equipment	126,911	4,665	2,435	12,712	27,780	—	174,503
Other assets	581	—	—	1	—	—	582
Intangible assets
Customer relationships	61,300	4,700	—	—	1,200	—	67,200
Permits and licenses	88,257	11,000	—	140,633	15,700	—	255,590
Brand and trademarks	62,100	1,700	—	—	14,200	—	78,000
Patents	130	—	—	—	—	—	130
Intellectual property	105,300	2,200	—	—	—	—	107,500
Know-how	—	10,100	—	—	—	—	10,100
Deferred tax asset	—	—	81	—	—	—	81
	624,385	47,618	7,050	162,874	64,592	—	906,519

Accounts payable and accruals	(16,919)	(518)	(1,683)	(1,963)	(966)	—	(22,049)
Income taxes payable	—	—	(7)	—	—	—	(7)
Deferred revenue	—	(65)	(6)	—	—	—	(71)
Loans and borrowings	—	(298)	—	—	(6,003)	—	(6,301)
Asset retirement obligation	(217)	—	—	—	—	—	(217)
Deferred tax liability	(69,906)	(7,055)	—	(35,158)	(8,285)	—	(120,404)
	537,343	39,682	5,354	125,753	49,338	—	757,470

Purchase price allocation
Net identifiable assets acquired	537,343	39,682	5,354	125,753	49,338	—	757,470
Goodwill (1)	2,106,664	58,471	7,535	137,148	108,763	1,311	2,419,892
	2,644,007	98,153	12,889	262,901	158,101	1,311	3,177,362

Net cash inflows (outflows)
Cash consideration paid	—	—	(8,302)	—	—	—	(8,302)
Cash acquired	113,713	12,127	41	5,155	400	—	131,436
	113,713	12,127	(8,261)	5,155	400	—	123,134

Acquisition costs expensed
Nine months ended March 31, 2019	13,604	209	2,230	3,055	2,013	—	21,111

Net accounts receivables acquired
Gross contractual receivables acquired	14,262	791	2,099	2,856	408	—	20,416
Expected uncollectible receivables	(2,371)	(8)	—	—	—	—	(2,379)
Net accounts receivables acquired	11,891	783	2,099	2,856	408	—	18,037
(1)	Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

20

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(a)	MedReleaf Corp. ("MedReleaf")

On July 25, 2018, the Company acquired MedReleaf, a Canadian company previously listed on the TSX. MedReleaf is in the business of the production and sale of cannabis. The Company acquired MedReleaf to increase its production capacity, international presence, research and development portfolio, patient count and revenue growth.

The Company acquired all of the issued and outstanding shares of MedReleaf for aggregate consideration of $2,644.0 million, which consisted of 370,120,238 common shares with a fair value of $2,568.6 million and replacement share based awards with a fair value of $75.4 million. The compensation expense related to these replacement awards included: $53.8 million for employee stock options, $2.0 million for performance options, and $19.6 million for warrants.

Management is in the process of gathering the relevant information to determine and finalize the fair value of the net identifiable assets acquired. As such, the initial purchase price has been provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation based on the fair values of identifiable intangible assets and goodwill.

During the nine months ended March 31, 2019, preliminary acquisition date values compared to the preliminary values reported as at December 31, 2018 changed as follows:

	Provisional allocation as at September 30, 2018	Adjustments	Provisional allocation as at December 31, 2018	Adjustments	Adjusted Balance
	$	$	$	$	$
Consideration payable	2,644,115	(108)	2,644,007	—	2,644,007
Loans receivable	845	(845)	—	—	—
Property, plant and equipment	134,414	(7,503)	126,911	—	126,911
Intangible assets	335,988	(6,900)	329,088	(12,001)	317,087
Loans and borrowings	(845)	845	—	—	—
Deferred tax liability	(75,920)	3,013	(72,907)	3,001	(69,906)
Goodwill	2,086,382	11,282	2,097,664	9,000	2,106,664

As required by IFRS, comparative amounts within fiscal 2019 have been adjusted so as to reflect the adjustments effective as of the acquisition date.

For the three and nine months ended March 31, 2019, MedReleaf accounted for $33.1 million and $76.3 million in revenues, and $7.2 million in net income and $25.1 million in net loss since July 25, 2018, respectively. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $4.5 million to revenues and an increase of $17.6 million in net loss for the nine months ended March 31, 2019.

(b)	Anandia Laboratories Inc. ("Anandia")

On August 8, 2018, the Company acquired Anandia, a Canadian cannabis-focused science company specialized in genomics, metabolite profiling, plant breeding, disease characterization, cultivar certification, and the provision of testing services to producers and patient-cultivators. The acquisition will enable Aurora to develop new, customized cultivars for specific applications, creating products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at our facilities.

On August 8, 2018, the Company acquired all of the issued and outstanding shares of Anandia for aggregate consideration of $98.2 million, which included 12,716,482 common shares with a fair value of $78.6 million and 6,358,210 share purchase warrants with a fair value of $19.6 million. The warrants are each exercisable at $9.37 and expire on August 9, 2023. As part of the acquisition, an aggregate of $10.0 million in additional share consideration is to be paid out in three tranches on the first, second and fourth anniversaries of the acquisition date, subject to the continued employment of the co-founders of Anandia. The additional consideration is accounted for as share-based compensation expense for post-combination services provided and will be expensed through income. During the three and nine months ended March 31, 2019, the Company accrued $2.0 million and $5.3 million in share-based compensation expense, respectively.

Management is in the process of gathering the relevant information to determine and finalize the fair value of the net identifiable assets acquired. As such, the initial purchase price has been provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation based on the fair values of identifiable intangible assets and goodwill.

21

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

During the nine months ended March 31, 2019, preliminary acquisition date values compared to the preliminary values reported as at September 30, 2018 and December 31, 2018 changed as follows:

	Provisional allocation as at September 30, 2018	Adjustments	Provisional allocation as at December 31, 2018	Adjustments	Adjusted Balance
	$	$	$	$	$
Intangible assets	30,900	(600)	30,300	(600)	29,700
Deferred tax liability	(7,422)	205	(7,217)	162	(7,055)
Goodwill	57,595	395	57,990	481	58,471

As required by IFRS, comparative amounts within fiscal 2019 have been adjusted so as to reflect the adjustments effective as of the acquisition date.

For the three and nine months ended March 31, 2019, Anandia accounted for $1.2 million and $2.7 million in revenues, and $1.1 million and $3.7 million in net loss since the August 8, 2018 acquisition date, respectively. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.2 million in revenues, and an increase of $2.5 million in net loss during the nine months ended March 31, 2019.

(c)	UAB Agropro and UAB Borela

On September 10, 2018, the Company acquired Agropro and Borela, both located in Lithuania. Agropro is a producer, processor and supplier of certified organic hemp and hemp products. Its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil. The Company acquired both companies to extract, refine and productize their organic hemp biomass into a wide range of organic CBD-based products.

The Company acquired all of the issued and outstanding shares of Agropro and Borela for aggregate consideration of $12.9 million which was comprised of $8.3 million in cash, a $3.2 million loan settlement, and 170,834 common shares with a fair value of $1.4 million.

The Company also issued 270,024 common shares, with a fair value of $2.2 million (Note 15(b)(i)) for finders’ fees related to this acquisition.

During the three months ended March 31, 2019, management has finalized the purchase price allocation of Agropro and Borela based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The preliminary acquisition date value reported as at September 30, 2018 for deferred tax assets increased by an insignificant amount. As required by IFRS, comparative amounts have been adjusted to reflect the adjustments effective as of the acquisition date. There were no changes to the provisional values as of December 31, 2018.

For the three and nine months ended March 31, 2019, Agropro and Borela accounted for $1.2 million and $3.7 million in revenues and $0.2 million and $0.8 million in net loss, respectively, since the September 10, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $1.4 million in revenues and an increase of $0.2 million in net loss during the nine months ended March 31, 2019.

(d)	ICC Labs Inc. ("ICC")

On November 22, 2018, the Company acquired ICC, a licensed producer and distributor of medicinal cannabinoid extracts, consumer cannabis and industrial hemp products in Uruguay, as well as a licensed producer of medicinal cannabis in Colombia.

The Company acquired all of the issued and outstanding shares of ICC for aggregate consideration of $262.9 million comprised of 31,904,668 common shares with a fair value of $255.2 million, and replacement share-based awards with a fair value of $7.7 million. The replacement share-based awards include $7.6 million for warrants and $0.02 million for compensation options.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine and finalize the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change.

During the nine month period ended March 31, 2019, preliminary acquisition date values compared to the preliminary values reported as at December 31, 2018 changed as follows:

	Provisional allocation as at December 31, 2018	Adjustments	Adjusted Balance
	$	$	$
Property, plant and equipment	18,012	(5,300)	12,712
Intangible assets	141,558	(925)	140,633
Deferred tax liability	(35,389)	231	(35,158)
Goodwill	131,154	5,994	137,148

22

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

As required by IFRS, comparative amounts within fiscal 2019 have been adjusted to reflect the adjustments effective as of the acquisition date. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill.

For the three and nine months ended March 31, 2019, ICC accounted for $0.4 million and $0.5 million in revenues and a loss of $0.6 million and net income of $1.5 million, respectively, since the November 22, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.7 million in revenues and an increase of $8.5 million in net loss for the nine months ended March 31, 2019.

(e)	Whistler Medical Marijuana Corporation ("Whistler")

On March 1, 2019, the Company acquired Whistler, a Canadian private licensed producer of organic cannabis products. The Company acquired Whistler to increase production capacity and product offerings for both domestic and global markets.

The Company acquired all of the issued and outstanding shares of Whistler for total aggregate consideration of $158.1 million, which was comprised of:

•	13,460,833 Aurora common shares with a fair value of $130.8 million;
•	$2.9 million related to the settlement of a pre-existing loan; and
•	$24.4 million of contingent consideration, which represents the estimated fair value of $25.1 million gross consideration to be paid in Aurora common shares upon achievement of certain milestones related to Whistler's Pemberton facility obtaining a cannabis sales license and the facility being fully planted (the "Milestones").

The Company also issued 207,100 common shares, with a fair value of $2.0 million (Note 15(b)(i)) for finders’ fees related to this acquisition.

Under the terms of the purchase agreement, a further $14.9 million in gross contingent consideration is to be paid out to the former shareholders of Whistler subject to the continued employment of the founder of Whistler. In accordance with IFRS 3, the additional cost of this consideration is expected to be accounted for as share-based compensation expense for post-combination services provided in the period that the applicable conditions are met. During the three and nine months ended March 31, 2019, the Company recognized $3.1 million in share-based compensation expense related to this second milestone.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and goodwill.

For the three and nine months ended March 31, 2019, Whistler accounted for $0.8 million in revenues and net income of $0.1 million since the March 1, 2019 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $3.4 million in revenues and an decrease of $1.0 million in net loss for the nine months ended March 31, 2019.

Business Combinations Completed During the Year Ended June 30, 2018

Hempco Food and Fiber Inc. ("Hempco")

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain Cannabidiols (“CBD”), will be revised to allow for processing of CBDs which Aurora intends to use for the production of capsules, oils and topicals.

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units, where each unit consists of one share and one warrant. The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco. After considering potential voting rights on a fully diluted basis, the Company concluded that it has control over Hempco and holds a 52.03% ownership interest in Hempco as at March 31, 2019 (June 30, 2018 - 52.33%).

As at December 31, 2018, management finalized the purchase price allocation of Hempco for the Company's 52.11% estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. No changes were made to the purchase price allocation disclosed in the audited consolidated financial statements for the year ended June 30, 2018.

On April 16, 2019, the Company entered into a binding letter agreement to acquire the remaining 47.9% of Hempco. For more information refer to Note 23.

23

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

CanniMed Therapeutics Inc.

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer to acquire all of the issued and outstanding CanniMed Shares, excluding existing shares already owned by Aurora.

As at March 31, 2019, the Company held a 100% ownership interest in CanniMed (June 30, 2018 - 100%).

As at December 31, 2018, management finalized the purchase price allocation of CanniMed based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The preliminary acquisition date values disclosed in the audited consolidated financial statements for the year ended June 30, 2018 changed as follows:

	Provisional allocation as at June 30, 2018	Adjustments	Adjusted Balance at December 31, 2018
	$	$	$
Intangible assets	200,800	(55,900)	144,900
Deferred tax asset	11,663	33	11,696
Deferred tax liability	(58,083)	13,968	(44,115)
Non-controlling interest	(32,586)	10,205	(22,381)
Goodwill	680,381	31,694	712,075

As required by IFRS, comparative amounts have been adjusted to reflect the adjustments effective as of the acquisition date.

Note 11 Non-Controlling Interests

The following table presents the summarized financial information about the Company's subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

March 31, 2019
$
Current assets	7,771
Non-current assets	29,647
Current liabilities	(4,369)
Non-current liabilities	(15,802)
Non-controlling interests	(349)
Revenues for the nine months then ended	1,090
Net loss for the nine months then ended	(6,636)

24

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 12 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2019			June 30, 2018 (2)
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships	84,079	(10,600)	73,479	11,555	(2,224)	9,331
Permits and licenses	217,951	(15,847)	202,104	97,414	(1,943)	95,471
Patents	1,895	(247)	1,648	2,221	(89)	2,132
Intellectual property and know-how	117,600	(12,867)	104,733	—	—	—
Software (1)	11,704	(950)	10,754	—	—	—
Indefinite life intangible assets:
Brand	148,199	—	148,199	70,854	—	70,854
Permits and licenses	159,215	—	159,215	22,544	—	22,544
Total intangible assets	740,643	(40,511)	700,132	204,588	(4,256)	200,332
Goodwill	3,176,746	—	3,176,746	760,744	—	760,744
Total	3,917,389	(40,511)	3,876,878	965,332	(4,256)	961,076

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods ended:

	June 30, 2018 (2)	March 31, 2019
	Net book value	Additions from acquisitions	Other additions	Amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	9,331	67,200	5,363	(8,376)	(39)	73,479
Permits and licenses	95,471	114,957	5,580	(13,904)	—	202,104
Patents	2,132	130	—	(158)	(456)	1,648
Intellectual property and know-how	—	117,600	—	(12,867)	—	104,733
Software (1)	—	—	11,312	(558)	—	10,754
Indefinite life intangible assets:
Brand	70,854	78,000	—	—	(655)	148,199
Permits and licenses	22,544	140,633	—	—	(3,962)	159,215
Total intangible assets	200,332	518,520	22,255	(35,863)	(5,112)	700,132
Goodwill	760,744	2,419,892	—	—	(3,890)	3,176,746
Total	961,076	2,938,412	22,255	(35,863)	(9,002)	3,876,878
(1)	As at March 31, 2019, capitalized ERP costs with a net book value of $11.3 million were reclassified in accordance with IAS 38 from computer software & equipment in property, plant and equipment assets (Note 9) to intangible assets.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to intangible assets have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 10). Related amortization amounts have also been adjusted to reflect the outcomes of the finalized business combination purchase price allocations.

As at March 31, 2019, the Company assessed whether there were events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying values and, therefore, require goodwill to be tested for impairment. The Company considers overall financial performance and relevant entity-specific factors as part of this assessment.

During the three and nine months ended March 31, 2019, the Company recognized a $3.9 million goodwill impairment charge and a $1.1 million intangible asset impairment charge related to certain assets that support the production and sale of indoor home cultivation systems. Given that revenues associated with the production and sale of such cultivation systems have not been growing at the rate expected at the acquisition of these assets, the carrying value of the assets which support the business is not likely to be recoverable from future related cash flows. As a result, management has recognized the impairment charges described above.

During the three months ended March 31, 2019 the Company recognized an intangible asset impairment charge of $4.0 million pertaining to certain permits and licenses, held within the cannabis operating segment, due to the decline in the estimated recoverable amount of the asset.

As at March 31, 2019, intangible assets consists of $307.4 million of indefinite life intangibles and $392.7 million of definite life intangibles. All of the $307.4 million indefinite life intangibles are allocated to the group of cash generating units ("CGUs") that comprise the cannabis segment.

25

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 13 Convertible Debentures

	Nov 2017 (a)	Mar 2018 (b)	Jan 2019 (c)	Total
	$	$	$	$
Balance, June 30, 2018	637	190,891	—	191,528
Issued	—	—	460,610	460,610
Financing fees	—	—	(14,531)	(14,531)
Equity conversion option	—	—	(169,228)	(169,228)
Conversion	(640)	(378)	—	(1,018)
Interest paid	(69)	(5,740)	—	(5,809)
Accretion	35	16,133	4,023	20,191
Accrued interest	37	8,568	4,559	13,164
Unrealized loss on foreign exchange	—	—	300	300
Balance, March 31, 2019	—	209,474	285,733	495,207
Current portion	—	(209,474)	—	(209,474)
Long-term	—	—	285,733	285,733

(a)	Represents $115.0 million principal amount of convertible debentures that were issued in November 2017 that are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible by the holder into common shares of the Company at $6.50 per share subject to a forced conversion if the Volume Weighted Average Price ("VWAP") of the Company's common shares exceeded $9.00 per share for 10 consecutive trading days.

On November 15, 2018, the Company elected to exercise its right pursuant to the forced conversion and converted all of the remaining principal amount outstanding on the debentures into common shares since the VWAP exceeded $9.00 per share for 10 consecutive trading days. During the three and nine months ended March 31, 2019, the Company issued nil and 298,149 shares on conversion of the remaining $nil and $1.9 million principal amount of these debentures, respectively.

(b)	On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures. The debentures had an aggregate principal amount of $230.0 million and bear interest at 5% per annum, payable semi-annually. The debentures are convertible by the holder into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed $17.00 per share for 10 consecutive trading days, which has not occurred as of March 31, 2019.

During the three and nine months ended March 31, 2019, the Company issued nil and 33,179 common shares on partial conversion of $nil and $0.4 million principal amount of debentures, respectively.

(c)	On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”), which includes a $60.1 million (US$45.0 million) over-allotment by the initial purchasers. The Senior Notes were issued at par value.

The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share.

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company's option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the NYSE during the 20 consecutive trading days ending immediately preceding the date on which notice of redemption is given is not less than 130% of the conversion price of $9.40 per share.

On and after February 28, 2024, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1 due, that number of freely tradable shares obtained by dividing $1 by the VWAP of the shares on the NYSE for the 20 consecutive trading days ending ten trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

26

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value of $169.2 million. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement. The fair value of the equity conversion option was determined using the Kynex valuation model based on the following assumptions: share price of US$6.19, volatility of 60%, implied credit spread of 1037 bps, and assumed stock borrow rate of 10%.

The debt host has been recognized at its amortized cost of $276.9 million, which represents the remaining fair value allocated from total net proceeds received of $446.1 million (US $334.7 million) after $169.2 million (US $126.8 million) was allocated to the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $14.5 million and have been netted against the principal amount of the debt.

As of March 31, 2019, the equity conversion option had a fair value of $270.7 million and the Company recognized a $101.5 million unrealized loss on the derivative liability. As of March 31, 2019, the Company has accrued interest of $4.6 million on these Senior Notes.

Note 14 Loans and Borrowings

The changes in the carrying value of current and non-current loans and borrowings are as follows:

	Mar 31, 2019	Jun 30, 2018
	$	$
Opening balance	11,683	351
Additions	150,972	—
Deferred financing fee	(6,345)	—
Assumed on acquisition (Note 10)	6,301	11,825
Gain on loan modification	(1,980)	—
Accretion	2,941	—
Transaction costs	(350)	—
Principal repayments	(19,329)	(493)
Ending balance	143,893	11,683

As at March 31, 2019, the Company had the following loans and borrowings:

	Mar 31, 2019	Jun 30, 2018
	$	$
Term loans	142,391	9,971
Debentures	138	1,264
Finance leases	1,364	448
Total loans and borrowings	143,893	11,683
Current portion	(11,280)	(2,451)
Long-term	132,613	9,232

Term loans

The following is a breakdown of the term loans outstanding:

	Mar 31, 2019	Jun 30, 2018
	$	$
Capital loan, due for renewal November 2019 (interest rate of Bank Prime Rate plus 1.75%) (1)	—	7,800
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2019 (5.20%, based on Bank’s Prime Rate plus 1.75% per annum) (1)	—	2,171
Term loan, due August 30, 2021 (5.23%, based on Banker's acceptance rate and stamping fees)	142,391	—
	142,391	9,971
Current portion	(10,983)	(1,111)
	131,408	8,860

(1)	The capital term loans were acquired through the CanniMed acquisition (Note 10) and were secured by a general security agreement covering all of CanniMed’s assets. During the nine months ended March 31, 2019, the Company repaid the full balance of these term loans.

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (the “Credit Facility”). Under the Credit Facility, we have access to an aggregate of $200.0 million in funds that are available as follows:

27

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(i)	a $50.0 million revolving credit facility (“Facility A”) and
(ii)	a $150.0 million non-revolving facility (“Facility B”).

Facility A and Facility B accrue interest and standby fees at variable rates based on the Company’s borrowing elections and certain financial metrics. The Credit Facility matures on August 29, 2021 and is subject to scheduled repayment terms. Under the terms of the Credit Agreement, the Company is also subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by a first priority lien on substantially all of the Company’s personal and real property and assets. The Company also has an option to upsize the Credit Facility to a total of $250.0 million, subject to certain conditions.

As at March 31, 2019, the Company has a $1.6 million letter of credit outstanding under Facility A and a $148.1 million outstanding under Facility B. In accordance with IFRS 9, the amounts outstanding under the Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the Credit Facility, the Company can elect, at its sole discretion, to receive advances under Facility B through certain availment options, which includes bankers’ acceptances with maturity dates between 28 and 182 days. Aurora, therefore, has the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021. During the three months ended December 31, 2018, Aurora converted its outstanding principal amount under Facility B to bankers’ acceptances, which reduced the effective interest rate from 5.9% as at September 30, 2018 to 5.37% as at December 31, 2018. During the three months ended March 31, 2019, the Company continued to roll over the facility on a monthly basis through bankers' acceptances with an average interest rate of 5.30%. In accordance with IFRS 9, the loan conversions were determined to be non-substantial modification of the loan terms. As a result, the Company recognized gains of $0.2 million and $2.0 million in the consolidated statement of comprehensive income for the three and nine months ended March 31, 2019, respectively, with a corresponding adjustment to the carrying value of Facility B. The gains were determined based on the difference between the original contractual cash flows and the modified expected cash flows, which were discounted at the original effective interest rate.

Under the Credit Facility, as amended on December 31, 2018 and March 29, 2019, the Company must have a minimum cash ratio not less than 1.25:1, and a ratio of total funded debt to tangible net worth not exceeding 3.50:1 on March 31, 2019 and 1.50:1 at all times thereafter. As of March 31, 2019, the Company was in compliance with all covenants under the Credit Facility and term loans.

Note 15 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00. No Class “A” Shares were issued and outstanding.
(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00. No Class “B” Shares were issued and outstanding.

(b)	Issued and outstanding

At March 31, 2019, 1,014,724,748 common shares (June 30, 2018 - 568,113,131) were issued, outstanding and fully paid.

(i)	Shares for business combinations, asset acquisitions and investment in associates

The Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note		Number of shares issued	Share capital
			#	$
Nine months ended March 31, 2019
Acquisition of MedReleaf	10	(a)	370,120,238	2,568,634
Acquisition of Anandia	10	(b)	12,716,482	78,588
Acquisition of Agropro and Borela	10	(c)	440,858	3,641
Acquisition of ICC Labs	10	(d)	31,904,668	255,237
Acquisition of Whistler	10	(e)	13,667,933	132,852
Immaterial acquisitions	10	(f)	143,560	1,078
Acquisition of intangible asset (1)	12		1,366,371	9,841
			430,360,110	3,049,871
(1)	756,348 common shares with a fair value of $4.5 million were issued for the acquisition of a license, and 610,023 common shares with a fair value of $5.4 million were issued for the acquisition of a license (Note 12).

28

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2018	7,142,578	3.81
Issued	18,891,628	9.23
Exercised	(1,605,189)	5.34
Balance, March 31, 2019	24,429,017	7.90

The following table summarizes the warrants outstanding as at March 31, 2019:

Exercise Price ($)	Expiry Date	Warrants (#)
3.00 - 6.94	November 22, 2019 to November 2, 2020	8,394,920
9.37 - 9.65	January 31, 2020 - August 9, 2023	16,034,097
		24,429,017

Note 16 Share-Based Compensation

(a)	Stock Options

A summary of the options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2018	28,156,119	5.36
Granted	55,227,788	7.90
Exercised (1)	(13,378,927)	3.18
Forfeited	(2,319,236)	8.09
Balance, March 31, 2019	67,685,744	7.77

(1)	The weighted average share price during the nine months ended March 31, 2019 was $9.92 (twelve months ended June 30, 2018 - $9.05).

The following table summarizes the stock options outstanding as at March 31, 2019:

Exercise Price ($)	Expiry Date	Options Outstanding (#)	Options Exercisable (#)
0.30 - 6.99	May 23, 2020 - Jan 9, 2024	20,385,341	10,080,418
7.00 - 9.99	Dec 7, 2022 - Mar 5, 2024	18,921,480	1,621,550
10.13 - 13.63	Jan 10, 2023 - Mar 24, 2024	28,378,923	1,536,649
		67,685,744	13,238,617

The weighted average remaining contractual life of stock options outstanding as at March 31, 2019 is 4.23 years (June 30, 2018 - 4.13 years).

During the three and nine months ended March 31, 2019, the Company recorded aggregate share-based compensation expense of $29.6 million and $67.0 million (three and nine months ended March 31, 2018 - $14.7 million and $23.6 million) for all stock options granted and vested during the period. This expense is included in Share Based Compensation line on the Statement of Comprehensive (Loss) Income.

Included in both the three and nine months periods ended March 31, 2019 is share-based compensation expense of $9.6 million related to 19,961,754 stock options granted to the Company's strategic advisor, Nelson Peltz. These stock options are exercisable at $10.34 per share over seven years and vest ratably over a four year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor's services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

29

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Stock options granted during the period were fair valued using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Three Months March 31, 2019	Three Months March 31, 2018	Nine Months March 31, 2019	Nine Months March 31, 2018
Risk-Free Annual Interest Rate (1)	1.60%	1.15%	1.84%	1.65%
Expected Annual Dividend Yield	0%	0%	0%	0%
Expected Stock Price Volatility (2)	83.79%	80.76%	81.03%	81.22%
Expected Life of Options (Years) (3)	3.74	2.90	3.35	2.96
Forfeiture Rate	1.29%	3.95%	1.92%	4.48%
Weighted average fair value of stock options granted	$7.05	$2.08	$4.80	$4.04
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

(b)	Restricted share units ("RSUs")

A summary of the RSUs outstanding is as follows:

	RSUs	Weighted Average Issue Price
	#	$
Balance, June 30, 2018	2,150,000	3.29
Issued	742,527	8.02
Vested and exercised	(692,188)	2.84
Forfeited	(96,668)	4.20
Balance, March 31, 2019	2,103,671	5.06

During the three and nine months ended March 31, 2019, the Company recorded share-based compensation of $1.2 million and $4.2 million (three and nine months ended March 31, 2018 - $1.2 million and $2.2 million) for RSUs granted and vested during the period. This expense is included in the Share Based Compensation line on the Statement of Comprehensive (Loss) Income.

Note 17 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended March 31, 2019	Three months ended March 31, 2018	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Net loss attributable to Aurora shareholders	$(158,354)	$(19,215)	$(290,644)	$(7,933)
Weighted average number of common shares outstanding	1,003,033,932	478,918,568	943,442,650	427,180,423
Basic and diluted loss per share	$(0.16)	$(0.04)	$(0.31)	$(0.02)

Diluted loss per share is the same as basic loss per share since the issuance of any shares in connection with the exercise of stock options, warrants, restricted share units, deferred share units and the conversion of debentures would be anti-dilutive.

Note 18 Supplemental Cash Flow Information

The components of cash and cash equivalents are as follows:

	Mar 31, 2019	Mar 31, 2018
	$	$
Cash	346,662	231,023
Restricted cash (i)	43,557	-
Cash and cash equivalents	390,219	231,023
(i)	As part of the Company's Credit Agreement with the BMO (Note 14(a)), Aurora is required to reserve cash equal to two years of principal and interest payments. As at March 31, 2019, the Company had $43.6 million of cash reserved for such purposes. As at June 30, 2018, the Company held $13.4 million in restricted cash in a legal trust relating to an investment in a private company.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

The breakdown of unrealized gains (losses) on financial instruments is as follows:

		Nine months ended
	Note	March 31, 2019	March 31, 2018
		$	$
Unrealized gain on derivatives	5(b)	(21)	(28,862)
Unrealized gain on marketable securities	5(a)	-	(16,293)
Loss on changes in fair value of contingent consideration	21(b)	3,318	-
Loss (gain) on changes in fair value of derivative liability	13(c)	101,521	-
Gain on debt modification	14	(1,980)	-
Unrealized gains (losses) on financial instruments		102,838	(45,155)

The changes in working capital are as follows:

	Nine months ended
	March 31, 2019	March 31, 2018
	$	$
GST recoverable	(11,987)	(3,351)
Accounts receivable	(26,138)	(2,047)
Biological assets	(25,855)	1,447
Inventory	(5,968)	(5,224)
Prepaid and other current assets	(2,815)	356
Accounts payable and accrued liabilities	22,438	(7,509)
Income taxes payable	(8,658)	742
Deferred revenue	(1,596)	(182)
Changes in non-cash working capital	(60,579)	(15,768)

Additional supplementary cash flow information is summarized as follows:

	Nine months ended
	March 31, 2019	March 31, 2018
	$	$
Property, plant and equipment in accounts payable	18,577	6,301
Capitalized borrowing costs	8,362	3,998
Interest paid	5,470	1,013
Interest received	2,549	1,358

Note 19 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself against all legal claims. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this position. Examinations for discovery were completed in January 2019 and we continue to defend this claim. Due to the uncertainty of the timing and the amount of estimated future cash outflows, if any, relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under an acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend its position. Due to the uncertainty of timing and the amount of estimated future cash outflows, if any, relating to this claim, no provision has been recognized.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(b)	Other Commitments

Tikun Olam Ltd. (“Tikun Olam”)

In connection with the acquisition of MedReleaf (Note 10(a)), the Company acquired a license and distribution agreement with Tikun Olam for a term of 12 years (renewable for a further five-year period). The License Agreement grants the Company an exclusive license to use Tikun Olam’s intellectual property for the cultivation, processing, marketing, sale and commercialization of cannabis in Canada and New York State.

Under the License Agreement, the Company is subject to royalties on certain net revenues in connection with Tikun Olam’s intellectual property. Total royalties of $0.2 million and $0.6 million are included in sales and marketing expense for the three and nine months ended March 31, 2019, respectively. As of March 31, 2019, the Company included $1.1 million of royalty fees and applicable withholding taxes in accrued liabilities that are payable to or on behalf of Tikun Olam.

Other

In connection with the acquisition of MedReleaf (Note 10(a)), the Company has an obligation to purchase additional intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent on the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively.

Note 20 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate	Total
	$	$	$	$
Three months ended March 31, 2019
Net revenue	62,575	2,570	—	65,145
Gross profit	52,187	435	—	52,622
Net loss	24,751	(6,700)	(178,246)	(160,195)

Three months ended March 31, 2018
Net revenue	14,479	1,621	—	16,100
Gross profit	8,063	(448)	—	7,615
Net loss	(3,417)	(2,502)	(14,876)	(20,795)

Nine months ended March 31, 2019
Net revenue	141,627	7,370	—	148,997
Gross profit	92,151	663	—	92,814
Net loss	(19,012)	(11,759)	(264,885)	(295,656)

Nine months ended March 31, 2018
Net revenue	33,375	2,674	—	36,049
Gross profit	23,464	(552)	—	22,912
Net income (loss)	9,774	(3,911)	(15,903)	(10,040)

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets excluding financial instruments (1)
As at March 31, 2019	4,201,930	64,183	369,738	4,635,851
As at June 30, 2018	1,509,645	32,225	—	1,541,870

Three months ended March 31, 2019
Net revenue	60,673	3,144	1,328	65,145
Gross profit	49,431	1,769	1,422	52,622

Three months ended March 31, 2018
Net revenue	13,179	2,411	510	16,100
Gross profit	7,391	880	(656)	7,615

Nine months ended March 31, 2019
Net revenue	136,310	9,876	2,811	148,997
Gross profit	87,059	4,211	1,544	92,814

Nine months ended March 31, 2018
Net revenue	29,197	6,129	723	36,049
Gross profit	21,348	2,166	(602)	22,912
(1)	Excludes derivative assets.

Note 21 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Black-Scholes, Binomial, Monte-Carlo, FINCAD, and Kynex valuation model (Level 2 or Level 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

The carrying values of the financial instruments at March 31, 2019 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	346,662	—	—	346,662
Restricted cash	43,557	—	—	43,557
Short-term investments	1,243	—	—	1,243
Accounts receivable excluding taxes receivable	53,509	—	—	53,509
Marketable securities	—	—	187,263	187,263
Derivative assets	—	102,009	—	102,009
Financial Liabilities				—
Accounts payable and accrued liabilities	90,149	—	—	90,149
Convertible debentures (1)	495,207	—	—	495,207
Contingent consideration payable	—	30,546	—	30,546
Loans and borrowings	143,893	—	—	143,893
Derivative liability	—	270,749	—	270,749

(1)    The fair value of convertible notes includes both the debt and equity components. See Note 13 for additional information.

33

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(a)       Fair value hierarchy

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs (Note 5):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at March 31, 2019
Marketable securities	185,403	—	1,860	187,263
Derivative assets	—	79,129	22,880	102,009
Contingent consideration payable	—	—	30,546	30,546
Derivative liability	—	270,749	—	270,749

As at June 30, 2018
Marketable securities	59,188	—	—	59,188
Derivative assets	—	120,102	4,840	124,942
Contingent consideration payable	—	—	21,333	21,333

There have been no transfers between fair value categories during the year.

(b)	Contingent consideration payable

The following is a continuity schedule of contingent consideration payable:

	BCNL UCI	CanvasRx	H2	Whistler Note 10(e)	Immaterial transactions	Total
Balance, June 30, 2018	1,242	5,884	14,207	—	—	21,333
Additions	—	—	—	24,395	233	24,628
Unrealized (gains) losses from changes in fair value	(575)	901	2,772	112	108	3,318
Payments	—	(3,356)	(15,036)	—	(341)	(18,733)
Balance, March 31, 2019	667	3,429	1,943	24,507	—	30,546

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At March 31, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rates were estimated to range between 5.73% and 36%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $2.9 million (June 30, 2018 - $2.0 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.5 million (June 30, 2018 - $0.4 million). If the expected timing of achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $1.0 million (June 30, 2018 - $0.9 million).

Note 22 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes (“GST”) recoverable. The Company provides credit to certain customers in the normal course of business and has an established credit evaluation and monitoring processes to mitigate credit risk. Risk is, however, limited given that majority of medical sales are transacted with credit cards and the majority of consumer sales are transacted with governmental bodies.

34

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2019 and 2018

(Unaudited – Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

The Company’s aging of receivables for the respective periods is as follows:

	March 31, 2019	June 30, 2018
	$	$
0 - 60 days	54,086	13,569
61 - 120 days	17,174	1,527
	71,260	15,096

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. On August 29, 2018, the Company secured a $200.0 million debt facility with BMO of which $148.1 million was drawn at March 31, 2019 (Note 14).The Company also has a $1.6 million letter of credit outstanding under Facility A. In addition, on January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Senior Notes (Note 13(c)). The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when they come due.

In addition to the commitments outlined in Note 19, the Company has the following gross contractual obligations, which are expected to be payable in the respective periods highlighted below:

	Total	<1 year	1 - 3 years	3 -5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	90,149	90,149	-	-	-
Convertible debentures and interest (1)	825,853	265,557	50,713	509,583	-
Loans and borrowings (2)	166,528	21,152	145,060	316	-
Contingent consideration payable	66,044	50,937	15,007	100	-
Office lease	69,522	7,660	14,376	14,341	33,145
Capital projects	357,162	293,762	63,400	-	-
	1,575,258	729,217	288,556	524,340	33,145
(1)	Assumes the principal balance of the convertible debentures outstanding at March 31, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.

Note 23 Subsequent Events

Business Acquisitions

(a)	On April 16, 2019, the Company entered into a binding letter agreement (the "Letter Agreement") with Hempco to acquire all of the issued and outstanding shares of Hempco not already owned by Aurora. Under the terms of the Letter Agreement, Aurora has agreed to pay $1.04 per Hempco share, which is payable in Aurora's shares at a deemed value of $12.01 per share based on the five day VWAP immediately prior to the date of the Letter Agreement (the "Transaction"), reflecting a valuation of approximately C$63.4 million on a fully diluted basis. The consummation of the Transaction is subject to various conditions, including but not limited to, the approval of Hempco's shareholders. The Transaction is expected to be completed in the second quarter of fiscal 2020.

(b)	On April 24, 2019, the Company completed the acquisition of 100% of Chemi Pharmaceutical Inc. ("Chemi"), a privately-held, Ontario-based laboratory specialized in providing analytic services to pharmaceutical and cannabis industries. The Company acquired all the issued and outstanding shares of Chemi in exchange for 83,299 common shares of Aurora issued at closing and 41,649 common shares payable upon achievement of certain Chemi milestones.

Investments

On April 26, 2019, the Company the Company completed a $10 million equity investment in EnWave Corporation ("Enwave"), a publicly-traded, Vancouver-based advanced technology company. The Company acquired 5,302,227 common shares, or approximately 4.91%, of EnWave at a deemed price of $1.89 per share in exchange for 840,576 common shares of Aurora at a deemed price of $11.90 per share based on the five day VWAP immediately prior to and including April 22, 2019.

35